FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   [X]          Form 40-F   [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]          No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

By

Name: J Nicholls Title: Deputy Secretary
Date 10 September 2003

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 August 2003 — 31 August 2003

Information
Public Announcements/Press

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(1 August 2003)

Announcement
Lord Blyth and Messrs Walsh and Rose inform
Company of their beneficial interests
(11 August 2003)

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(22 August 2003)

Required by/when
The Stock Exchange, London

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(8 August 2003)

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(15 August 2003)

Announcement
Messrs Walsh and Rose inform
Company of their beneficial interests
(29 August 2003)

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 1 August 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 1,920 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 1 August 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

01.08.03	1,920	£4.47 – £6.07

The total holding of the Trust now amounts to 46,246 Ordinary Shares.

1 August 2003

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces:

1)  that it received notification on 8 August 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 1,985 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 8 August 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

08.08.03	1,985	£4.645 – £6.07

The total holding of the Trust now amounts to 44,261 Ordinary Shares.

2)  that it received notification on 8 August 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 591 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold between 1 August 2003 and 6 August 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

01.08.03	123	£6.32
05.08.03	307	£6.3615
06.08.03	161	£6.4006

The total holding of the Trust now amounts to 2,143,794 ordinary shares.

8 August 2003

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces:

1)  that it received notification on 11 August 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that:

(i)	the Trustee purchased 55,447 ordinary shares of 28 101/108 pence in the Company (“Ordinary Shares”) in respect of participants in the Plan on 11 August 2003 at a price of 659p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)	the following directors of the Company were allocated Ordinary Shares on 11 August 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	29
P S Walsh	29

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (“Sharepurchase”) and those awarded to the employee by the Company (“Sharematch”) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 659p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	123,768
P S Walsh	591,299*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 11 August 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 2,199,241 Ordinary Shares.

2)  that it received notification on 11 August 2003 from Lord Blyth that he has purchased 1,132 Ordinary Shares on 11 August 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 659p. As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 30,920.

11 August 2003

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces:

1)  that it received notification on 15 August 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 5,143 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 15 August 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

15.08.03	5,143	£4.47 – £6.07

The total holding of the Trust now amounts to 39,118 Ordinary Shares.

2) that it received notification on 15 August 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 295 Ordinary Shares in respect of participants leaving the Plan. The Ordinary Shares were sold on 11 August 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

11.08.03	295	£6.6703

The total holding of the Trust now amounts to 2,198,946 ordinary shares.

15 August 2003

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 22 August 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the Trustee sold 2,877 of the Company’s Ordinary Shares of 28 101/108 pence (“Ordinary Shares”) in respect of participants leaving the Plan and transferred 27,211 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 20 August 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Executive directors who are potential beneficiaries of the Plan are N C Rose and P S Walsh.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

20.08.03	2,877	£6.7315

Date of Transaction	No of Ordinary Shares transferred

21.08.03	27,211

The total holding of the Trust now amounts to 2,168,858 ordinary shares.

22 August 2003

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 29 August 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 3,147 of the Company’s ordinary shares of 28 101/108 pence

(“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 29 August 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares

29.08.03	3,147	£4.47 – £6.07

The total holding of the Trust now amounts to 35,971 Ordinary Shares.

29 August 2003